Exhibit 2.4

Novartis AG
Lichtstrasse 35
4002 Basel
Switzerland

JPMorgan Chase Bank, N.A.
4 New York Plaza (13th Floor)
Attention: ADR Administration
New York, New York 10004
United States of America

December 14, 2007

Re: Deposit of Shares

Ladies and Gentlemen,

We refer to the Amended and Restated Deposit Agreement dated as of May 11, 2000, as amended as of September 29, 2000 and May 7, 2001 (as so amended, the “Deposit Agreement”) among Novartis AG (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all Holders from time to time of ADRs issued thereunder. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Deposit Agreement.

In accordance with the provisions of the third paragraph of Paragraph (13) of the form of ADR set forth in Exhibit A to the Deposit Agreement, as previously notified to you by that letter dated December 11, 2006, the Company has agreed to exempt the Depositary and the Custodian and their respective nominees if any (but no individual Holder) from this limitation in respect of Deposited Securities held in connection with the Company’s ADR program up to a limit of 15% of the Company’s share capital at any time entered in the Commercial Register of the Canton of Basle City and, under certain circumstances, has agreed to review and possibly increase said 15% limitation. Pursuant to the provisions of said Paragraph (13), the Company hereby notifies and instructs the Depositary that it has reviewed the 15% limitation provided for in said Paragraph (13) and, effective immediately, has increased said 15% limitation to a 20% limitation. In connection with such increase, notwithstanding the provisions of said Paragraph (13), we hereby instruct that the Depositary inform the Company if the Depositary reaches 19.5% (rather than the previous 14.5%) of the Company’s share capital at any time entered in such Commercial Register, at which time the Company will review and may increase the new 20% limitation.

Except as specifically amended above, the Deposit Agreement and form of ADR provided for therein, are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed.

In connection with this instruction, please submit a revised form of ADR to the Securities and Exchange Commission in accordance with the provisions of Rule 424(b) promulgated under the Securities Act of 1933, as amended. The Company agrees to provide you with the edgar codes necessary to enable such submission.

Very truly yours,

Novartis AG

/s/ Thomas Werlen	/s/ Paul David Burns
Dr. Thomas Werlen	Paul David Burns
Authorized Signatory	Authorized Signatory

Acknowledged as of the date
first above written:

JPMorgan Chase Bank, N.A.

By:	/s/ Melinda L. VanLuit

Name:	Melinda L. VanLuit

Title:	Vice President